Exhibit 99.2
IFRS-INR Press Release

Infosys Technologies Announces Results for the Quarter Ended June 30, 2010

Q1 revenues grew by 13.3% year on year; sequentially grew by 4.3%

Bangalore, India – July 13, 2010

Highlights

Consolidated results under IFRS for the quarter ended June 30, 2010
  Income was Rs. 6,198 crore for the quarter ended June 30, 2010; QoQ growth was 4.3%; YoY growth was 13.3%
  Net profit after tax* was Rs. 1,488 crore for the quarter ended June 30, 2010; QoQ decline was 7.0%; YoY decline was 2.4%
  Earnings per share* declined to Rs. 26.06 from Rs. 26.76 in the corresponding quarter of the previous year; QoQ decline was 7.0%; YoY decline was 2.6%
  * Excluding the income from investment in OnMobile Systems, Inc. of Rs. 48 crore in Q4 FY10, the   QoQ decline was 4.1% towards Net profit and Earnings per share
Others
  38 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 8,859 employees (net addition of 1,026) for the quarter by Infosys and its subsidiaries
  1,14,822 employees as on June 30, 2010 for Infosys and its subsidiaries
“While the global economic environment remains uncertain, we continue to see greater demand for services from our clients,” said S. Gopalakrishnan, CEO and Managing Director. “The challenge for the industry is to enhance the investment to grow the business, given the uncertainty in the environment.”

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2010 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS) is as follows:

Outlook under IFRS – consolidated**

Quarter ending September 30, 2010
  Income is expected to be in the range of Rs. 6,563 crore to Rs. 6,626 crore; YoY growth of 17.5% to 18.6%
  Earnings per share is expected to be in the range of Rs. 27.42 to Rs. 27.95; YoY growth of 1.9% to 3.9%
Fiscal year ending March 31, 2011***
  Income is expected to be in the range of Rs. 26,441 crore to Rs. 26,885 crore; YoY growth of 16.3% to 18.2%
  Earnings per share is expected to be in the range of Rs. 112.21 to Rs. 116.73; YoY growth of 2.9% to 7.1%

  **      Conversion 1 US$ = Rs. 46.45
  ***     Excluding the income from the sale of our investment in OnMobile Systems, Inc. of Rs. 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 3.7% to7.9%
Outlook under IFRS#

Quarter ending September 30, 2010
  Consolidated revenues are expected to be in the range of $ 1,413 million to $ 1,427 million; YoY growth of 22.4% to 23.7%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 0.59 to $ 0.60; YoY growth of 5.4% to 7.1%
Fiscal year ending March 31, 2011##
  Consolidated revenues are expected to be in the range of $ 5.72 billion to $ 5.81 billion; YoY growth of 19.0% to 21.0%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 2.42 to $ 2.52;YoY growth of 5.2% to 9.6%
  #   Exchange rates considered for major global currencies: AUD / USD – 0.86; GBP / USD – 1.50; Euro / USD – 1.23
  ##  Excluding the income from sale of our investment in OnMobile Systems, Inc. of USD 11 mn in fiscal 2010, the EPS growth is expected to be in the range of 6.1% to 10.5%
Awards and recognition

The industry has richly recognized our contributions and value additions this quarter. Our leadership-building initiative got a fillip with BusinessWeek and Hay Group’s 2009 survey ranking us tenth among the “Best Companies for Leadership”. In a poll conducted by FinanceAsia, we were voted the ”Best Managed Company” in India by investors and analysts across Asia. The poll also named us the best company in corporate governance, investor relations and corporate social responsibility.

We won the 2010 Software Process Achievement Award, given by the IEEE Computer Society and the Carnegie Mellon University Software Engineering Institute, for our cost-effective, sustained, and culturally integrated quality and productivity improvement program. We were ranked second in the International Association of Outsourcing Professionals® (IAOP®) '2010 Global Outsourcing 100®'. Infosys BPO was honored at the Shared Services & Outsourcing Network (SSON) 2010 North American and Australasian Shared Services Excellence Awards. Our manufacturing unit won the American Technology Award for Manufacturing Solution.

Expansion of services and significant projects

With insight and experience of three decades, and improved and enhanced portfolio of services and products, we offer greater value to our clients and stakeholders.

Transformation

We continue to drive transformation for our existing clients; a number of new clients have solicited our help to make their businesses more dynamic and profitable.

A leading aero structures manufacturer engaged our aerospace engineering team to design and develop components for their commercial airplane program. For a global consumer electronics leader, we are re-engineering their global service exchange platform to help meet their growing service needs. A major transformation project we won this quarter was from a large manufacturer of computer systems and provider of related services, in which we are providing business, functional and consulting expertise. A provider of secure electronic payments and credit/debit card processing services engaged us to improve their reporting, monitoring, business intelligence and service. It is also consulting us to analyze and recommend process improvements. A leading global chemical company engaged us to define sales requirements and implement a sales force automation package for their North American sales force. A producer of specialist aluminium products sought our services for globally harmonizing business processes and implementing next generation enterprise resource planning software. For a global specialty retailer, we conceptualized and launched a platform that provides a comprehensive view of their competitors’ pricing and assortment. We helped a large UK-based retailer revamp its promotions and improve its marketing effectiveness. A European retailer of office automation services consulted us to harmonize their processes and consolidate applications across Europe. A major transformational project won this quarter was from a leading European pipeline engineering company for whom we have implemented an enterprise resource planning system across 32 countries.

Operations

Leading global companies continue to engage us to manage their operations and ensure larger returns to scale for them.

Our expertise in manufacturing and operations helped us win a deal with a global telecom company. We will run the client’s quality and business compliance operations, helping it to offer competitive new products in emerging markets. A European telecom major chose us to design, develop, deploy and maintain an agent desktop application. Among the clients who opted for our product lifecycle management services are a leading oilfield service company and an agri-business major. For a global internet services company, we will develop and maintain a new content management product. A global financial services company selected us to develop a platform for merchants worldwide to deliver card members offers through multiple channels. An investment management company partnered us to implement a new commission system for its wholesale brokers to develop scale and reduce time to market. We managed the North American customer relationship management applications for a manufacturer of automobiles and motorcycles. Another automobile manufacturer selected us as a key partner for development projects in their strategic order management and distribution portfolio. We are implementing a centralized loyalty management system with real time access for a leading retail company. We were instrumental in implementing a single multi-channel order management platform for a reputed British retailer. Our retail solutions team was selected as the single strategic vendor for application services for a North American apparel retailer. We also developed a web property for the B2C online sales for another specialty retailer.

Innovation

We have won major strategic projects this quarter on our strength and ability to innovate products and processes.

A European telecom giant chose us to develop their next generation set top box platform to offer consumers high-definition content and a host of other services. For a large global retailer, we are creating rich mobile applications, with an aim to enhancing the shopping experience for their customers. An aircraft manufacturer chose us as their partner to design a new aircraft development program.

“As we continue to invest in solutions and new engagement models, we are witnessing increased demand for our services from clients,” said S.D. Shibulal, Chief Operating Officer. “Our volumes grew by 7.6% during the quarter.”

Products and Platforms

Some of our biggest and most successful projects this quarter have been in the products and platforms space. We have forged a number of new partnerships through Finacle, our star-performing banking solution; Flypp, our new mobile application platform; and Infosys iEngage, the recently launched digital consumer platform. The achievements over the concluded quarter are as follows:

Finacle™

Finacle™, our universal banking solution, won six deals this quarter. Of these, three were from APAC and three from EMEA. Eleven client projects went live during the quarter, of which eight were from APAC and three were from EMEA.

Flypp™

In the past quarter, Flypp™, the smart mobile application platform developed by us, won the first Aegis Alexander Graham Bell award for its "Innovative Approach to Technology and Business in Telecom”. This award is intended to promote innovation in telecommunication and recognize outstanding contributions in this field.

Infosys iEngage™

We recently launched Infosys iEngage™, a digital consumer platform that enables companies to engage stakeholders from a single platform using best-in-class products that are integrated, customized and enhanced to meet specific industry needs. Secure, configurable and scalable, Infosys iEngage™ can be integrated with core applications of an enterprise, enabling the organization to respond to dynamic business challenges and maximize time-to-value. This quarter, Infosys iEngage™ was selected by a leading European mobile phone retailer to deliver next generation e-Commerce across seven major European countries. For a global pharmaceutical company, Infosys iEngage™ has been selected as the enterprise-wide platform for social media and social collaboration to help the client become an “Enterprise 2.0” organization.

Supply Chain Visibility and Collaboration Product Suite

In this quarter, a leading company in life safety and property protection, with a network of offices and over one million customers in the U.S. and Canada, selected the Supply Chain Visibility and Collaboration Product Suite from us as part of its enterprise-wide sourcing business intelligence and spend analysis initiative. The Supply Chain Visibility and Collaboration Product Suite empowers procurement professionals to manage the organization’s direct and indirect spending by providing visibility to performance metrics, enabling superior decision making and improving associated processes.

New markets and services

We continue to focus on emerging economies of the world. We now have a steady flow of business from the Middle East and Asia-Pacific region. A leading telecommunications provider selected us to support critical applications for the alarm management system used for monitoring and troubleshooting in their networks. Another bank selected us as the preferred supplier on their applications services panel. An Australian bank chose to use our domain knowledge of payments and unique IP-based solutions to enable payments/SWIFT testing. We were chosen by a Middle Eastern oil major as consultant to develop functional and technical architecture for an integrated refinery information system. A retail chain, also from the Middle East, engaged us to maintain and support their recently deployed Oracle retail solution. A leading telecommunications services provider in the Middle East selected us to provide application support and enhancement across its Oracle suite of products. For a leading Canadian financial house, we implemented a risk management framework, and helped them save significant project costs.

Learning services has been an area of growing importance and potential. This quarter, an energy and utilities major engaged us to develop an e-Learning module to manage training and development programs for their fresh recruits. For a leading oilfield services company, we customized e-Learning courses according to new systems deployed, enabling higher operational efficiency and process adoption. For one of the top record companies of the world, we are building end-user learning interventions including instructor-led training, e-Learning and simulations for SAP processes for a geographically dispersed user-base.

Infosys BPO

Infosys BPO continued to be a significant agency for handling outsourced services. A leading bank engaged us to manage large volumes of transactions arising from its mortgage business and provide services for its recoveries and collections business. Another bank partnered Infosys BPO to increase efficiency in fraud management, while a financial services company selected us to provide financial and accounting services.

Process Innovation

During the first quarter, Infosys submitted 20 patent applications in India and the U.S. With this, Infosys has an aggregate of 241 patent applications (pending) in India and the U.S. and has been granted 12 patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

As on June 30, 2010, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was Rs. 16,005 crore (Rs. 12,030 crore as on June 30, 2009).

“The volatile currency environment is a concern for the industry,” said V. Balakrishnan, Chief Financial Officer. “Our flexible financial and operating model enables us to prioritize our investments and focus on high quality growth even in this tough environment.”

Human resources

During the quarter, Infosys and its subsidiaries added 8,859 employees (gross). The net addition during the quarter was 1,026.

“With the market opening up, attrition has increased this quarter,” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We have taken several steps to reduce attrition, including a compensation hike and are enhancing lateral hiring.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 114,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2009 , September 30, 2009 and December 31,2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets as of	June 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	13,987	12,111
Available-for-sale financial assets	194	2,556
Investment in certificates of deposit	1,824	1,190
Trade receivables	3,844	3,494
Unbilled revenue	1,058	841
Derivative financial instruments	–	95
Prepayments and other current assets	728	641
Total current assets	21,635	20,928
Non-current assets
Property, plant and equipment	4,436	4,439
Goodwill	825	829
Intangible assets	56	56
Deferred income tax assets	285	346
Income tax assets	572	667
Other non-current assets	588	347
Total non-current assets	6,762	6,684
Total assets	28,397	27,612
LIABILITIES AND EQUITY
Current liabilities
Trade payables	21	10
Derivative financial instruments	25	–
Current income tax liabilities	966	724
Client deposits	17	8
Unearned revenue	581	531
Employee benefit obligations	141	131
Provisions	85	82
Other current liabilities	1,780	1,707
Total current liabilities	3,616	3,193
Non-current liabilities
Deferred income tax liabilities	2	114
Employee benefit obligations	178	171
Other non-current liabilities	59	61
Total liabilities	3,855	3,539
Equity
Share capital-Rs. 5 par value 600,000,000 equity shares authorized, issued and outstanding 571,067,501 and 570,991,592, net of treasury shares, as of June 30, 2010 and March 31, 2010, respectively	286	286
Share premium	3,051	3,047
Retained earnings	21,157	20,668
Other components of equity	48	72
Total equity attributable to equity holders of the company	24,542	24,073
Total liabilities and equity	28,397	27,612
NOTE: The audited Balance Sheet as at June 30, 2010 has been taken on record at the Board meeting held at Bangalore on July 13, 2010.

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In Rs. crore except share data)
Consolidated Statements of Comprehensive Income	Three months ended June 30,
	2010	2009
Revenues	6,198	5,472
Cost of sales	3,648	3,139
Gross profit	2,550	2,333
Operating expenses
Selling and marketing expenses	339	261
Administrative expenses	456	428
Total operating expenses	795	689
Operating profit	1,755	1,644
Other income, net	239	269
Profit before income taxes	1,994	1,913
Income tax expense	506	388
Net profit	1,488	1,525
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect of Rs. 3 crore	(7)	–
Exchange differences on translating foreign operations	(17)	39
Total other comprehensive income	(24)	39
Total comprehensive income	1,464	1,564
Profit attributable to
Owners of the company	1,488	1,525
Non-controlling interest	–	–
	1,488	1,525
Total comprehensive income attributable to
Owners of the company	1,464	1,564
Non-controlling interest	–	–
	1,464	1,564
Earnings per equity share
Basic (Rs.)	26.06	26.76
Diluted (Rs.)	26.05	26.73
Weighted average equity shares used in computing earnings per equity share
Basic	571,036,067	570,115,230
Diluted	571,332,571	570,818,075

NOTE:

1.	The audited Profit & Loss Account for the quarter ended June30, 2010 has been taken on record at the Board meeting held at Bangalore on July 13, 2010

2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com